U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 10, 2023, AnPac Bio-Medical Science Co., Ltd. (the “Company”) engaged Zhong Yin Law Firm as the Company’s legal counsel with respect to laws of the People’s Republic of China (the “PRC”, which, for the purposes of this report, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan). Effective April 10, 2023, Zhong Lun Law Firm will no longer serve as the Company’s PRC legal Counsel.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

	By:	/s/Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: April 10, 2023